                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


            [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 29, 2001

            [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



                 EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS PLAN
                 -----------------------------------------------

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.
                            -------------------------

                One Oxford Centre, Suite 3300, 301 Grant Street,
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               Plan and the address of principal executive office)

                                    CONTENTS

                                                                            Page
                                                                           -----
REPORT OF INDEPENDENT AUDITORS                                                2


FINANCIAL STATEMENTS

   Statements of net assets available for benefits                            3
   Statements of changes in net assets available for benefits                 4
   Notes to financial statements                                            5 - 9


SUPPLEMENTARY INFORMATION

   Schedule H:
     Line 4i-Schedule of Assets (Held at End of Year)                        10
   Schedule H:
     Line 4j-Schedule of Reportable Transactions                             11

SIGNATURE                                                                    12

INDEX TO EXHIBITS                                                          13 - 14

                         REPORT OF INDEPENDENT AUDITORS



Benefits Administration Committee
Equitable Resources, Inc. Employee Savings Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings Plan as of December 29, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

         Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 29, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                                /s/ Ernst & Young LLP
                                           -----------------------------------


Pittsburgh, Pennsylvania
June 17, 2002

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                 DECEMBER 29
                                                         2001                  2000
                                                  -------------------------------------
Investments, at fair value:
   Mutual funds                                     $37,808,067           $43,450,311
   Common/collective trusts                           8,244,883             6,555,538
   Employer Stock Fund                               11,487,206            11,088,854
   Participant loans                                    500,857               523,157
                                                  -------------------------------------
Net assets available for benefits                   $58,041,013           $61,617,860
                                                  =====================================










                             SEE ACCOMPANYING NOTES.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                              YEAR ENDED DECEMBER 29
                                                             2001                2000
                                                      ------------------------------------
Additions:
   Investment income:
     Interest and dividends                             $  1,829,019        $  4,156,573
     Interest on participant loans                            41,591              43,970
                                                      ------------------------------------
   Total investment income                                 1,870,610           4,200,543

   Net depreciation in fair value of investments          (6,723,085)         (1,530,681)
   Contributions:
     Matching                                              2,799,149           2,731,321
     Contract                                              4,643,815           7,046,631
                                                      ------------------------------------
   Total contributions                                     7,442,964           9,777,952
                                                      ------------------------------------
Total additions                                            2,590,489          12,447,814

Deductions:
   Withdrawals by participants                             6,087,256          18,009,109
   Expenses                                                    1,970               9,557
                                                      ------------------------------------
Total deductions                                           6,089,226          18,018,666

Transfers from other plans                                         -           1,566,832
Transfers from affiliated plan                               (79,385)            155,139
Other                                                          1,275              (4,359)
                                                      ------------------------------------
Net decrease in net assets available for benefits         (3,576,847)         (3,853,240)

Net assets available for benefits:
   At beginning of year                                   61,617,860          65,471,100
                                                      ------------------------------------
   At end of year                                       $ 58,041,013        $ 61,617,860
                                                      ====================================


                             SEE ACCOMPANYING NOTES.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 2001


1.     DESCRIPTION OF PLAN

       The following description of the Equitable Resources, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1985, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies) (unless the represented employee's collective bargaining agreement specifically provides for participation).

       All regular, full-time, non-union employees of the Companies are eligible to participate in the Plan on his or her first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       During February 2000, Equitable Production Company acquired the Appalachian production assets of Statoil. As such, employees of Statoil became participants in the Plan and transferred in approximately $1.6 million of assets.

       CONTRIBUTIONS

       Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code (IRC) limitations. These contributions are referred to as contract contributions.

       Prior to January 1, 1999, the Company matched 50% of the first 6% of participants' contract contributions. Effective January 1, 1999, the Company will match a percentage of the first 6% of the participants' contract contributions based on years of service for participants in the NORESCO and Equitable Services divisions as follows:

                  Years of Service                      Matching Contribution Percentage
                  ----------------                      --------------------------------
                Less than one year                                   50%
                More than one year and less than
                  three years                                        75%
                More than three years                               100%

       All other participants will receive a match of 50% of the first 6% of their contract contributions.

       In addition, Equitable Production Company and Equitable Headquarters participants receive a performance contribution which is determined on an annual basis at the discretion of the Company. During 2001 and 2000, the amount of the performance contribution was 6% of eligible compensation.

       In addition, effective January 1, 1999, the matching contribution shall be invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant's contract investment election(s).

       ROLLOVER CONTRIBUTIONS

       Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

       VESTING

       Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

       If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any employer contributions.

       Matching contributions vest in accordance with the following schedule:

                  Years of Continuous Service                   Vested Interest
                  ---------------------------                   ---------------
                      One year                                        33%
                      Two years                                       66%
                      Three years                                    100%

       Amounts forfeited by participants upon termination are used to reduce the amount of the Company's future employer contributions to the Plan. In 2001 and 2000, forfeitures of approximately $94,300 and $165,000, respectively, were used to offset contributions.

       Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any employer contributions, regardless of years of continuous service.

       WITHDRAWALS BY PARTICIPANTS

       Payments to participants can be made as follows: a lump-sum distribution, a direct rollover, if applicable, or, in the case of a distribution on account of retirement or total and permanent disability, equal periodic payments over the lesser of: a) the life expectancy of the participant and beneficiary or b) twenty (20) years.

       LOANS TO PARTICIPANTS

       A participant may borrow money from the Plan in amounts up to the lesser of $50,000 or 50% of the vested balance of a participant's account.

       ADMINISTRATIVE EXPENSES

       The plan sponsor pays administrative expenses associated with the Plan except for investment management fees which are paid by the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       INVESTMENTS

       Short-term investments are valued at cost, which approximates market. The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. The contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 336,967 and 166,125 shares of Company common stock as of December 29, 2001 and 2000, respectively.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4.     INVESTMENTS

       The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                                      NET CHANGES IN FAIR VALUE
                                                                                              DECEMBER 29
                                                                                       2001                  2000
                                                                              --------------------------------------
       Investments at fair value as determined by quoted market prices:
           Registered investment companies                                       $(7,021,270)          $(7,225,745)
           Common/collective trusts                                                  (18,351)              (11,819)
           Company stock                                                             316,536             5,706,883
                                                                              --------------------------------------
                                                                                 $(6,723,085)          $(1,530,681)
                                                                              ======================================

       Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                                              DECEMBER 29
                                                                                       2001                  2000
                                                                              --------------------------------------
       The George Putnam Fund of Boston                                            $4,707,117            $5,081,927
       The Putnam Fund for Growth and Income                                        8,179,778             9,083,363
       Putnam Voyager Fund                                                         13,274,981            17,744,574
       Putnam International Growth Fund                                             3,891,517             4,891,608
       Putnam Stable Value Fund                                                     7,619,253             6,328,090
       Employer Stock Fund*                                                        11,487,206            11,088,854

       *Nonparticipant-directed

       Information about the net asset and significant components of the changes in net assets related to the nonparticipant-directed investment is as follows:

                                                                                        YEAR ENDED DECEMBER 29
                                                                                      2001                  2000
                                                                                -------------------------------------
       Net asset:
         Employer Stock Fund                                                      $11,487,206           $11,088,854
                                                                                -------------------------------------
       Changes in net assets:
         Dividend income                                                             $210,281              $201,171
         Net appreciation in fair value of investments                                316,536             5,706,883
         Employer contributions                                                     1,003,841             1,011,391
         Employee contributions                                                       353,719               202,590
         Withdrawals by participants                                                 (834,293)           (1,147,772)
         Expenses                                                                        (221)                 (974)
         Transfers to funds                                                          (553,567)             (872,985)
         Other                                                                        (97,944)              (79,329)
                                                                                -------------------------------------
                                                                                  $   398,352           $ 5,020,975
                                                                                =====================================

5.     INCOME TAX STATUS

       The Plan has received a determination letter from the Internal Revenue Service dated July 13, 1999, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

                            SUPPLEMENTARY INFORMATION

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                            PLAN 202 EIN: 25-0464690
          SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 29, 2001

                IDENTITY OF ISSUE                                DESCRIPTION OF INVESTMENT             COST         CURRENT VALUE
 ----------------------------------------------------------------------------------------------------------------------------------
 *    Putnam Bond Index Fund                                Common/collective trust                     (a)           $   228,326
      Alger Mid Cap Retirement Fund                         Mutual fund                                 (a)               544,575
      Pimco Total Return Administrative Fund                Mutual fund                                 (a)               317,379
      Alger Small Cap Retirement Fund                       Mutual fund                                 (a)                61,683
      Neuberger Berman Genesis Trust                        Mutual fund                                 (a)               747,664
      Pending Account                                       Noninterest-bearing cash                    (a)                78,516
 *    The George Putnam Fund of Boston                      Mutual fund                                 (a)             4,707,117
 *    The Putnam Fund for Growth and Income                 Mutual fund                                 (a)             8,179,778
 *    Putnam Investors Fund                                 Mutual fund                                 (a)                59,632
 *    Putnam Income Fund                                    Mutual fund                                 (a)             1,313,091
 *    Putnam Global Growth Fund                             Mutual fund                                 (a)                42,488
 *    Putnam Vista Fund                                     Mutual fund                                 (a)               267,173
 *    Putnam Voyager Fund                                   Mutual fund                                 (a)            13,274,981
 *    Putnam Growth Opportunities Fund                      Mutual fund                                 (a)               207,329
 *    Putnam OTC and Emerging Growth Fund                   Mutual fund                                 (a)               117,571
 *    Putnam Asset Allocation-Growth Portfolio              Mutual fund                                 (a)             2,100,399
 *    Putnam Asset Allocation-Balanced Portfolio            Mutual fund                                 (a)             1,326,035
 *    Putnam Asset Allocation-Conservative Portfolio        Mutual fund                                 (a)               451,333
 *    Putnam S&P 500 Index Fund                             Common/collective trust                     (a)               397,304
 *    Putnam International Growth Fund                      Mutual fund                                 (a)             3,891,517
 *    Putnam Balanced Fund                                  Mutual fund                                 (a)               119,806
 *    Loan Fund                                             Participant loans-6% to 10.50%                                500,857
 *    Equitable Resources Common Stock Fund                 Employer securities-common shares       $7,416,180         11,487,206
 *    Putnam Stable Value Fund                              Common/collective trust                     (a)             7,619,253
                                                                                                                    ---------------
                                                                                                                      $58,041,013
                                                                                                                    ===============

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party-in-interest to the Plan.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                            PLAN 202 EIN: 25-0464690
             SCHEDULE H, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 29, 2001

                                                                                                          CURRENT
                                                                                                          VALUE OF
                                                                                                          ASSET ON
                                                                   PURCHASE    SELLING       COST OF     TRANSACTION
IDENTITY OF PARTY INVOLVED         DESCRIPTION OF INVESTMENT        PRICE       PRICE         ASSET          DATE        NET GAIN
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)-SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Equitable Resources, Inc.         Employer Stock Fund             $4,130,985  $        -   $4,130,985      $4,130,985   $        -

Equitable Resources, Inc.         Employer Stock Fund                     -    4,049,170    2,584,512       4,049,170    1,464,658

There were no category (i), (ii) or (iv) reportable transactions during 2001.

                                    SIGNATURE







         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.









                                              EQUITABLE RESOURCES, INC.
                                               EMPLOYEE SAVINGS PLAN
                                                  (Name of Plan)




                                     By        /s/ David L. Porges
                                        ---------------------------------------
                                                   David L. Porges
                                            Executive Vice President and
                                               Chief Financial Officer






June 28, 2002

                                                   EXHIBIT INDEX


Exhibit No.                          Description                             Sequential Page No.
---------------------------------------------------------------------------------------------------
      23                        Consent of Independent Auditors                      14